EXHIBIT 99.1

FOR FURTHER INFORMATION:

AT LJI:	AT INVESTOR RELATIONS INTL:
Betty Ho	Haris Tajyar
Vice President, Corporate Development	Managing Partner
Ph: 011-852-2170-0001	Ph: 818-382-9702
betty@ljintl.com	htajyar@irintl.com

FOR IMMEDIATE RELEASE
MAY 15, 2006
LJ INTERNATIONAL ANNOUNCES SIGNIFICANT DOUBLE-
DIGIT INCREASES IN REVENUES
AND NET INCOME FOR FIRST QUARTER 2006
Company’s Revenues Rise 39% and Net Income Increase By 29%;
Retail Sales from ENZO Increase 66% from Prior Quarter
HONG KONG and LOS ANGELES, May 15, 2006 — LJ International Inc. (“LJI”) (Nasdaq/NMS: JADE), one of the fastest-growing jewelry companies in the world, today reported record financial results for its first quarter ended March 31, 2006.
Revenue for the quarter totaled $24.16 million, up 39% from $17.44 million in the first quarter of 2005. First quarter 2006 revenue also once again exceeded the Company’s prior guidance, which had projected sales ranging from $21 million to $22 million.
The Company achieved net income of $322,000, or $0.02 per fully diluted share for the first quarter of 2006, an increase of 29% from $249,000, or $0.02 per fully diluted share, in the first quarter of 2005. The Company noted that, excluding ENZO’s start-up expenses of $550,000 this quarter, it would have reported net income of $872,000, or $0.05 per fully diluted share, representing 150% growth, as compared with the reported EPS of $0.02 for the whole group.
Yu Chuan Yih, LJI’s Chairman and CEO, commented, “The first quarter of 2006 was notable as it represented the first significant test of our China retailing operation, ENZO, during the Chinese New Year celebration, which extended this year from the end of January to mid-February. Our ENZO results for this period confirmed our view that we have connected well with Chinese consumers, in terms of product lines, price points and strategic locations.”

Mr. Yih added, “We are also pleased to see LJI jewelry is continuing to meet robust demand from many of our longstanding retail partners in North America, Europe, Australia and other global markets. Based on ENZO’s performance in the first quarter, consistent growth from our core wholesale business and the increasing global demand for Chinese manufacturers, we believe we will likely achieve another record year in 2006. As for 2007, we look forward to a blockbuster year. We expect ENZO to achieve popularity in 2007, at which time the Company’s overall net income and EPS should begin rising at a record pace, not only for LJI but for any company in its industry.”
ENZO Retail Chain Strengthens Its Position as Largest in China
The Company indicated that the larger-than-expected rise in revenues reflected the continued rapid expansion of its ENZO division of retail outlets in mainland China, Hong Kong and Macau — strengthening its leading position as the largest foreign jewelry retailer in China. Revenue from ENZO totaled $1.76 million in the first quarter of 2006, up 66% sequentially from $1.06 million in the fourth quarter of 2005. Twenty ENZO outlets were in operation at the beginning of the year, enabling the company for the first time to gain substantial revenue from the Chinese New Year shopping season. Three more ENZO stores opened during the first quarter, bringing the total to 23.
The higher gross margins of ENZO, LJI’s new retail business, have also begun to have a significant impact on overall results. During the first quarter of 2006, the Company’s gross profit was $5.82 million, or 24% of sales, compared to $3.65 million, or 21% sales, a year earlier. ENZO also continued its progress toward profitability. The division’s net loss, including the operating and finance expenses of opening new stores, fell sequentially to $550,000 in the first quarter of 2006 from $749,000 in the fourth quarter of 2005.
Wholesale Business Continues to Post Double-Digit Growth
The Company’s core wholesale business also maintained its consistent growth of approximately 20% year-over-year. Core revenue for the first quarter of 2006 was $22.40 million, an increase of 31% from core revenues in the first quarter of 2005 (the year-over-earlier quarter included a small amount from the ENZO stores open at that time). The Company said it continued to build its relationships with major retailers worldwide in the first quarter, including general merchandisers and jewelry chains. During the first quarter, for instance, it reported a single order of over $1 million from one of the largest mass merchants in the U.S. and a longstanding LJI customer.
Accelerated Growth Seen for Second Quarter of Fiscal 2006
The Company also issued guidance for the second quarter ending June 30, 2006. For the second quarter of 2006, the Company is projecting revenues in the range of $23 million to $24 million, representing an increase of at least 20% over the second quarter of 2005. The Company is also projecting net income of approximately $350,000, up almost 16% from $303,000 in the second quarter of 2005. EPS for the quarter is expected to be approximately $0.02, even with the same period last year.

To be added to LJI’s investor lists, please contact Haris Tajyar at htajyar@irintl.com or at 818-382-9700.
Conference Call Information
The Company will conduct a conference call on Monday, May 15, 2006 at 11:00 a.m. Eastern Time to discuss first quarter earnings and fiscal year 2005 results. The call will be hosted by Betty Ho, Vice President of Corporate Development. The conference call is accessible live via phone by dialing 877-407-8031, or 201-689-8031 for international callers, and asking for the LJ International Inc. call. Please call at least 10 minutes prior to the start time, or live over the Internet by logging on to the Company’s website at www.ljintl.com. The call can also be accessed via the Internet at www.investorcalendar.com by entering the Company’s name or ticker symbol.
About LJ International Inc.
LJ International Inc. (“LJI”) (Nasdaq/NMS: JADE), based in Hong Kong and the U.S., is engaged in the designing, branding, marketing and distribution of a full range of jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through its ENZO stores. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.
For more information on LJI, please visit www.ljintl.com.
Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future revenues. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and revenues of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.

LJ INTERNATIONAL INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Three months ended
	March 31 (unaudited)
	2006	2005
	US$	US$
Operating revenue	24,155	17,439
Costs of goods sold	(18,332)	(13,789)

Gross profit	5,823	3,650

Selling, general and administrative expenses	(4,809)	(3,619)

Operating income	1,014	31

Other revenue and expense Other revenues	112	36
Share of results of investment securities	—	215
Interest expenses	(721)	(324)

Income (Loss) before income taxes, minority interest and extraordinary gain	405	(42)
Income taxes	(74)	(102)

Income (Loss) before income taxes and extraordinary gain	331	(144)
Minority interest	(9)	—

Income (Loss) before extraordinary gain	322	(144)
Extraordinary gain on negative goodwill	—	393

Net income	322	249

Earnings per share:

Basic	0.02	0.02

Diluted	0.02	0.02

Weighted average number of shares used in calculating diluted earnings per share	17,195,638	13,735,652

LJ INTERNATIONAL INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT SHARE DATA)

	As of	As of
	March 31	December 31
	2006	2005
	(Unaudited)
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	3,429	4,796
Restricted cash	5,371	5,839
Trade receivables, net of allowance for doubtful accounts (US$212 as of March 31,2006 and December 31, 2005)	17,154	24,960
Derivatives	3,981	2,034
Investment in capital guaranteed fund	2,496	2,496
Inventories	59,484	55,941
Prepayments and other current assets	2,879	2,538

Total current assets	94,794	98,604
Properties held for lease, net	1,387	1,400
Property, plant and equipment, net	6,486	6,221
Due from related parties	189	484
Goodwill, net	1,521	1,521

Total assets	104,377	108,230

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Bank overdrafts	2,518	2,028
Notes payable	3,282	3,079
Capitalized lease obligation, current portion	77	20
Letters of credit, gold and other loans	25,677	32,643
Derivatives	5,494	3,567
Trade payables	10,745	12,168
Accrued expenses and other payables	6,492	7,280
Due to related parties	—	1,910
Income taxes payable	259	201
Deferred taxation	154	154

Total current liabilities	54,698	63,050
Long-term debts	—	—

Other payables, non-current	347	43

Total liabilities	55,045	63,093

Minority interest	137	129

	As of	As of
	March 31	December 31
	2006	2005
	(Unaudited)
	US$	US$
Stockholders’ equity
Common stocks, par value US$0.01 each, Authorized — 100 million shares, Issued —
17,051,203 shares as of March 31, 2006; 15,521,203 shares as of December 31, 2005	171	155
Additional paid-in capital	35,268	31,419
Accumulated other comprehensive loss	(156)	(156)
Unearned compensation	(19)	(19)
Retained earnings	13,931	13,609

Total stockholders’ equity	49,195	45,008

Total liabilities and stockholders’ equity	104,377	108,230